

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2013

Via E-mail
Mr. William Cole
Chief Financial Officer
SCG Financial Acquisition Corp.
615 N. Wabash Ave.
Chicago, IL 60611

> **Re:** **SCG Financial Acquisition Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 1, 2013**
> **File No. 001-35534**

Dear Mr. Cole:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed May 1, 2013

Item 4.01 Change in Registrant's Certifying Accountant

1.   Please amend to state whether the former accountants resigned, declined to stand for re-election or were dismissed and the date thereof. Also state whether the decision to change accountants, as it relates to the former accountant, was recommended or approved by the audit committee of the board of directors. We refer you to Item 304 (a)(1)(i) and (iii).

2.   Also amend to state whether during the two most recent fiscal years and any subsequent interim period preceding such resignation, declination, or dismissal there were any

disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure which disagreement(s) if not resolved to the satisfaction of the former accountant would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. We refer you to Item 304(a)(1)(iv).

3.   Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3564 if you have questions.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant